Exhibit 99.1

NOTICE OF CHANGE OF AUDITOR

TO:        BDO Seidman LLP, Certified Public Accountants

AND TO:              PricewaterhouseCoopers LLP, Chartered Accountants

It is proposed that CoolBrands International Inc. (the “Corporation”) will change its auditor from BDO Seidman LLP, Certified Public Accountants, Melville, New York, U.S.A. (the “former auditor”) to PricewaterhouseCoopers LLP, Chartered Accountants, Toronto, Ontario, Canada (the “successor auditor”), effective immediately.

The Audit Committee’s recommendation for the change of auditor to the Board of Directors was made as a result of the sale or closure of the majority of the Corporations operations in the United States and the relocation of the accounting office from Ronkonkoma, New York to Markham, Ontario.  The Corporation believes that PricewaterhouseCoopers, LLP is therefore able to serve the Corporation more efficiently from its office in Toronto, Ontario, Canada than BDO Seidman in Melville, New York, U.S.A.

In accordance with National Instrument 51-102 – Continuous Disclosure Obligations (“NI-51-102”), the Corporation reports that:

1.	the former auditor resigned effective May 15, 2007 on the former auditor’s own initiative, following discussions initiated by the Corporation regarding a potential future change of auditor; and

2.
there were no reservations in the former auditor’s reports in connection with the audits of the two most recently completed fiscal years and any period subsequent to the most recently completed fiscal year for which an audit report was issued and preceding the date of expiry of the former auditor’s term of office; and

3.	there are no “reportable events’ as such term is defined in NI 51-102.

The change of auditor and the recommendation to appoint the successor auditor was approved by the audit committee and the board of directors of the Corporation.

DATED this 31st day of May, 2007

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Michael Serruya
_______________________________
Michael Serruya
President and Chief Executive Officer